FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is a report by Registrant dated August 14, 2012, announcing that it has successfully completed the deployment of the first 10,000 VSATs (Very Small Aperture Terminals) with Optus as part of NBN Co's Interim Satellite Service.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 14, 2012	By: /s/ Alon Levy
Alon Levy
General Counsel

Gilat Announces Major Milestone in NBN Interim Satellite Service in
Australia

- Over 10,000 sites deployed to provide broadband services to Australian households and businesses nationwide -

- Network expected to grow to 48,000 sites by late 2015 -

Petah Tikva, Israel, 14 August, 2012 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it has successfully completed the deployment of the first 10,000 VSATs (Very Small Aperture Terminals) with Optus as part of NBN Co's Interim Satellite Service.

The joint effort between Optus and Gilat, first announced in May 2011, will include up to 48,000 Gilat SkyEdge II VSATs expected to be deployed over the next three years. Gilat is responsible for the VSAT CPE installation and maintenance and end-to-end management and maintenance of the NOC (Network Operating Center) and eleven hubs across three earth stations. Subject to final design and implementation of the network, the project represents a potential value of up to $120 million for Gilat.

Leveraging Gilat's SkyEdge II advanced capabilities in multi-beam environments, the satellite-based network utilizes IPSTAR’s Ka/Ku multi-spotbeam capacity and Optus’ Ku capacity over Australia, and provides broadband services to eligible Australian households, small businesses, indigenous communities, not-for-profit organizations, schools, health clinics and local council facilities such as public libraries around Australia where geographic location impedes the ability to provide either fiber or advanced wireless connectivity.

"Satellite-based connectivity is a critical element in NBN Co's commitment to offering broadband services across Australia, and Gilat’s expertise in delivering large scale projects has been key to helping Optus meet this important milestone of connecting more than 10,000 sites,” said Paul Sheridan, Vice President, Optus Satellite.

"We are very pleased to have achieved this milestone ahead of time and see this as an important accomplishment for both Gilat and Optus. The rapid deployment is a testament to the teams' cooperation and dedication in supporting NBN Co's commitment to delivering high-speed broadband to Australians living in rural and remote locations", said Erez Antebi, CEO, Gilat Satellite Networks.

-xxx-
About NBN Co
NBN Co is an Australian Government Business Enterprise (GBE) formed in 2009 to design, build and operate the national broadband network (NBN). The aim of the NBN is to enable high-speed broadband to be delivered to all Australian households, businesses and enterprises through a combination of fibre to the premises, fixed wireless and satellite. NBN Co is operating a wholesale-only, open-access network, and making its wholesale services available to retail service providers on non-discriminatory terms. This is expected to facilitate further development of competition in the retail telecommunication market. For more information, please visit: www.nbnco.com.au

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
David Leichner
Gilat Satellite Networks
+1 516 478 9697
davidle@gilat.com